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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JAN 29 2002
WASH. D.C. 354 SECTION

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

For the month of January, 2002

CARLISLE HOLDINGS LIMITED
(Translation of registrant's name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize
(Address of principal executive offices)

U.S. POST OFFICE DELAYED

Announcement Details

Company	Carlisle Holdings Ld
TIDM	CLH
Headline	Directorate Change
Released	16:07 17 Jan 2002
RNS Number	1463Q

Full Announcement Text

RNS Number:1463Q
Carlisle Holdings Ld
17 January 2002

Belize City, Belize, January 17, 2002 - Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH), announces that Mr Nigel Wray has ceased to be a director of the Company.

For further information contact:

Carlisle Group

561 368 3899
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: January 19, 2002 **By:**

Philip T. Osborne
Company Secretary